SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                            BELLAVISTA CAPITAL, INC.
                            (Name of Subject Company)

MPF-NY 2006, LLC; MORAGA GOLD, LLC; STEVEN GOLD; MPF SENIOR NOTE PROGRAM I, LP; MPF INCOME FUND 22, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC;
                         MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                  MacKenzie Patterson Fuller, LP
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                        Transaction                   Amount of
                         Valuation*                  Filing Fee
                         ----------                  ----------

                         $1,312,500                    $140.44

* For purposes of calculating the filing fee only. Assumes the purchase of 750,000 Shares at a purchase price equal to $1.75 per Share in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $140.44
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: October 6, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going private transaction subject to Rule 13e-3
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of October 6, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; Moraga Gold, LLC; Steven Gold; MPF Senior Note Program I, LP; MPF Income Fund 22, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; (collectively the "Purchasers") to purchase up to 750,000 shares of common stock (the "Shares") in BellaVista Capital, Inc. (the "Corporation"), the subject company, at a purchase price equal to $1.75 per Share, less the amount of any dividends declared or made with respect to the Shares between October 6, 2006 (the "Offer Date") and November 10, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

There was a reference in the Schedule to the "$2.25 Offer Price" in the "Establishment of the Offer Price" section of the Schedule. The Offer Price is $1.75, as indicated in numerous other places in the Schedule and Offer. The erroneous reference is hereby amended to read "$1.75 Offer Price."

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2006

MPF-NY 2006, LLC; Moraga Gold, LLC; Steven Gold; MPF Senior Note Program I, LP; MPF Income Fund 22, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC;


By: /s/ Chip Patterson
    ----------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person


MACKENZIE PATTERSON FULLER, LP

By: /s/ Chip Patterson
    Chip Patterson, Senior Vice President


STEVEN GOLD

/s/ Steven Gold